SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #3

Under the Securities and Exchange Act of 1934

Copa Holdings SA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

P31076105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. P31076105

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 624,915
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 918,210
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 918,210
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.75%
12)	Type of Reporting Person HC

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. P31076105

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 624,915
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 918,210
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 918,210
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 2.75%
12)	Type of Reporting Person IA

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. P31076105

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Value and Restructuring Fund IRS No. 04-3172852
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 109,700
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 109,700
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 109,700
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 0.33%
12)	Type of Reporting Person IV

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:

Copa Holdings SA

1(b)	Address of Issuer’s Principal

Executive Offices:

Complejo Business Park, Torre Norte Parque Lefevre

Panama City, Panama

2(a)	Name of Person Filing:

(a) Ameriprise Financial, Inc. (“AFI”)

(b) Columbia Management Investment

Advisers, LLC (“CMIA”)

(c) Columbia Value and Restructuring Fund(“Fund”)

2(b)	Address of Principal Business Office:

(a) Ameriprise Financial, Inc.

145 Ameriprise Financial Center

Minneapolis, MN 55474

(b) 225 Franklin St.

Boston, MA 02110

(c) 225 Franklin St.

Boston, MA 02110

2(c)	Citizenship:

(a) Delaware

(b) Minnesota

(c) Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	Cusip Number:

P31076105

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(c) Columbia Value and Restructuring Fund

An investment company in accordance with Rule 13d-1(b)(1)(ii)(D).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA and AFI do not directly own any shares of Common Stock of the issuer. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund.

As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

(a) Ameriprise Financial, Inc.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

(b) Columbia Management Investment Advisers, LLC

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

(c) Columbia Value and Restructuring Fund

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

6	Ownership of more than 5% on Behalf of Another Person:

Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Name: Wade M. Voigt
Title: Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Name: Amy Johnson
Title: Chief Operating Officer

Columbia Value and Restructuring Fund

By:	/s/ Scott R. Plummer
Name: Scott R. Plummer
Title: Senior Vice President, Secretary and Chief Legal Officer

Contact Information
Wade M. Voigt
Vice President – Fund Administration – Financial Reporting
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement